CONSENT OF DOUGLAS CATER

The undersigned hereby consents to the inclusion of information related to the mineral properties of Kirkland Lake Gold Ltd. (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	the technical report entitled “Macassa Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017,"
(b)	the technical report entitled “Holt-Holloway Property, Ontario, Canada Updated NI 43- 101 Technical Report dated March 30, 2017,”
(c)	the technical report entitled “Hislop Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017,”
(d)	the technical report entitled “Taylor Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017,”
(e)	the disclosure related to the mineral properties of the Company in the Annual Information Form of the Company, dated March 30, 2017,
(f)	the disclosure related to the mineral properties of the Company in Management’s Discussion & Analysis of the Company dated March 28, 2017,
(g)	the News Release of the Company dated March 30, 2017,
(h)	the News Release of the Company dated March 28, 2017,
(i)	the News Release of the Company dated January 30, 2017,
(j)	the News Release of the Company dated October 31, 2016,
(k)	the News Release of the Company dated September 29, 2016,
(l)	the Management’s Discussion and Analysis of Kirkland Lake Gold Inc. dated August 4, 2016, and
(m)	the Management Information Circular of Kirkland Lake Gold Inc. dated December 15, 2015 (collectively, the “Exhibits”).

The undersigned further consents to the reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Douglas Cater
Name: Douglas Cater, P. Geo.
Title: Vice President of Exploration,
Canada, Kirkland Lake Gold Ltd.

Date: August 4, 2017